Exhibit 99.1
                                                                    ------------

          STAAR SURGICAL REPORTS IMPROVED FIRST QUARTER 2003 RESULTS
                                 Sales Grew 10%
                        Gross Margins Increased to 54.4%
                International ICL Unit Sales up 39% from Q102


MONROVIA, CA, May 1, 2003---STAAR Surgical Company (Nasdaq: STAA), a leading developer, manufacturer and marketer of minimally invasive ophthalmic products, today announced increased sales, revenue and gross margin as well as a reduced loss per share for the first quarter ended April 4, 2003.

Total product sales in the quarter grew 10% from the first quarter of 2002 to $12,778,662. Total revenue for the quarter was $12,825,999, up 9.3% from the comparable period one year ago. The difference between total revenue and product sales are royalties generated from previously licensed technology that terminated as of March 31, 2003.

Gross margins improved for the fourth consecutive quarter to 54.4%. This compares favorably with the 51.4% recorded in the fourth quarter of 2002 and the 48.7% reported in the same period one year ago. Operating expenses increased by 1.9% to $7.6 million and reflect increased spending on sales and marketing internationally and increased spending on research and development related to the Toric ICL. General and administrative expenses were down 4.8% in the quarter from first quarter 2002 levels as a result of a decrease in legal fees.

Net loss for the quarter was $747,369, or $0.04 per share. This compares with a net loss of $996,888, or $0.06 per share during the same period one year ago. During the first quarter of 2002, the Company recorded a nonrecurring U.S. income tax benefit of $1.1 million, or $0.06 per share. Without the benefit, the net loss for the first quarter of 2002 would have been $0.12 per share.

"Our international sales growth drove the improved first quarter results," said David Bailey, President and CEO of STAAR Surgical. "International sales grew 32% and represented 53% of total revenue during the quarter. We were particularly pleased with the growth in ICL sales in international markets, as unit volume grew 39% year over year and 24% over the fourth quarter of 2002. While the dollar's devaluation benefited international ICL sales, we also earned a higher average selling price and generated 35% sequential sales growth.

"In international markets, gross margins improved 4.8% from the first quarter of last year. While the U.S. market continued to be challenging for our IOL product line, our U.S. gross margins continued to improve as a result of our lowered manufacturing cost structures. Overall, the first quarter was our fourth consecutive quarter of increased gross profits, which we believe could trend even higher with an improved performance in the U.S. market."

"Our sales in the U.S. declined 8% compared to the year ago period," said Mr. Bailey. "The IOL market is moving away from the one-piece silicone lens and this is impacting our results. We are, however, well poised to gain three-piece silicone market share with the new cartridges we introduced late in the first quarter. Unit sales of our specialty Toric and collamer one-piece lenses grew during the first quarter. We believe that we will be able to grow market share in the non-silicone segment of the U.S. market as we move forward with the introduction of a series of improved injectors for the three-piece collamer lens. This material has superb optical qualities and can thus compete very effectively against the dominant acrylics.

"Of course, the ICL continues to present our most significant opportunity for long-term growth. We had a great ASCRS symposium in San Francisco two weeks ago with 17 scientific presentations made on our lens. One of the major highlights was the presentation by Dr. Stephen G. Slade of the three-year data on the U.S. ICL clinical study. The results are very encouraging. Among the findings in this study was that 99.4% of patients were satisfied with their ICLs three years after implantation.

"Clearly STAAR is very excited about the data presented by Dr. Slade," continued Mr. Bailey. "These interim results illustrate another step forward in our corporate development and support our belief that the ICL represents a paradigm shift in refractive surgery. This data, coupled with the 35% growth in international ICL sales during the first quarter, lead us to believe that, when approved, the ICL will do very well in the U.S. market. We plan to submit our final data on the ICL to the FDA in the very near future.

During the first quarter, the Company announced that the maturity date of its $3 million domestic line of credit that was to expire on March 31, 2003, was extended by one year. The line of credit is intended to be used for general working capital purposes. Cash flow from operating activities for the quarter was positive for the third consecutive quarter. Additionally during the first quarter, STAAR reached an agreement with a former officer and director of the Company for the repayment of notes and loan obligations. The repayment of $830,000 will be reflected in the second quarter.

Also during the quarter the Company resolved outstanding litigation with a past officer and this, in addition to the dismissal of a shareholder derivative action last Friday, resolves all outstanding litigation. As a result, the Company expects further reductions in legal costs going forward and less diversion of management attention. "During the past two years our team has worked extremely hard to resolve the legacy litigation we inherited. These two developments have been resolved quite satisfactorily for the Company and now we can focus management's time and the Company's resources on building future value," Mr. Bailey commented.

Looking ahead, Mr. Bailey offered the following outlook for the full year 2003, "We believe we will continue to generate double-digit sales growth in international markets while the U.S. market will remain a challenge until we bring to market, perhaps in the third quarter, our state of the art injector system for the three-piece collamer IOL product. Overall, we believe we can achieve sales growth in the high single digits to low double digits for the full year as compared to 2002. We will continue to remain vigilant about expenses and our goal is to achieve operating profitability during the second half of the year assuming a 2004 U.S. launch of the ICL."

Conference Call

The Company will host a conference call and webcast today Thursday, May 1, 2003 at 4:30 p.m. EST to discuss first quarter results and current corporate developments. The dial in number for the conference call is 800-223-9488 for domestic participants and 785-832-1508 for international participants.

A taped replay of the conference call will also be available beginning approximately one hour after the call's conclusion and will remain available through 9:00 p.m. EST on Friday, May 2, 2003 and can be accessed by dialing 888-567-0671 for domestic callers and 402-530-0413 for international callers. To access the live webcast of the call, go to STAAR Surgical's website at www.staar.com and select Financials then Conference Calls. An archived webcast will also be available at www.staar.com until the release of the Company's second quarter 10-Q.

About STAAR Surgical

STAAR Surgical is a leader in the development, manufacture and marketing of minimally invasive ophthalmic products employing proprietary technologies. STAAR's products are used by ophthalmic surgeons and include the Implantable Contact Lens as well as innovative products designed to improve patient outcomes for cataracts and glaucoma.

Safe Harbor

All statements in this press release that are not statements of historical fact are forward-looking statements, including any projections of earnings, revenue, or other financial items, any statements of the plans, strategies, and objectives of management for future operations, any statements concerning proposed new products, services or developments, any statements regarding future economic conditions or performance, statements of belief and any statements of assumptions underlying any of the foregoing. These statements are based on expectations and assumptions as of the date of this press release and are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The risks and uncertainties include the need to obtain regulatory approval for new products, acceptance of new products by medical practitioners and consumers, the rapid pace of technological change in the ophthalmic industry, general domestic and international economic conditions, and other factors beyond the control of STAAR Surgical Company, including those detailed from time to time in STAAR Surgical Company's reports filed with the Securities and Exchange Commission. STAAR Surgical Company assumes no obligation and does not intend to update these forward-looking statements.

                 Consolidated Financial Statements to Follow

                             STAAR Surgical Company
                 Condensed Consolidated Statements of Income
                      (in 000's except for per share data)

                                                  Unaudited
                                              Three Months Ended
                                      April 4, 2003     March 29, 2002
                                      -------------     --------------
     Sales                               $12,779          $11,631
     Royalties                                47              100
     Total revenue                        12,826           11,731
     Cost of goods sold                    5,847            6,019
     Gross profit                          6,979            5,712
        General and administrative         2,287            2,402
        Marketing and selling              4,161            4,002
        Research and development           1,176            1,076
     Total expenses:                       7,624            7,480
     Operating loss                         (645)          (1,768)
     Other income (expense)                  245             (120)
     Loss before income taxes               (400)          (1,888)
     Income tax provision (benefit)          329             (932)
     Minority interest                        18               41
     Net loss                              $(747)           $(997)
     Basic and diluted loss per share     $(0.04)          $(0.06)
     Weighted average shares              16,962           17,159


                             STAAR Surgical Company
                      Condensed Consolidated Balance Sheet
                                   (in 000's)

                                        April 4, 2003   January 3, 2003
                                          Unaudited         Audited
                                        -------------   ---------------
     Cash and cash equivalents              $399            $1,009
     Accounts receivable, net              6,634             5,992
     Inventories, net                     11,603            11,761
     Prepaids, deposits, and other         3,118             2,845
         current assets
     Deferred income tax                       -                 -
        Total current assets              21,754            21,607
     Investment in joint venture             568               462
     Property, plant, and equipment,       7,090             7,438
     net
     Patents and licenses, net             8,803             9,038
     Goodwill, net                         6,427             6,427
     Deferred income tax                       -                 -
     Other assets                            365               393
        Total assets                     $45,007           $45,365
     Notes payable                        $5,246            $5,845
     Accounts payable                      4,918             4,394
     Other current liabilities             4,773             4,386
        Total current liabilities         14,937            14,625
     Other-long term liabilities              89                89
        Total liabilities                 15,026            14,714
     Minority interest                       124               100
        Stockholders' equity - net        29,857            30,551
        Total liabilities and equity     $45,007           $45,365


CONTACT:                Investors                     Media
                        EVC Group                     EVC Group
                        Douglas Sherk, 415-659-2285   Sheryl Seapy, 415-272-3323
                        Jennifer Cohn, 415-659-2289